Filed by Developers Diversified Realty Corporation

Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934

Subject Company: JDN Realty Corporation
Commission File No. 001-12844

DEVELOPERS DIVERSIFIED REALTY CORPORATION AND JDN REALTY CORPORATION
FORM 8-K FILING

The Agreement and Plan of Merger dated as of October 4, 2002 by and among Developers Diversified Realty Corporation (“DDR”), JDN Realty Corporation (“JDN”) and DDR Transitory Sub, Inc. and the form of voting agreements entered into between DDR and certain stockholders of JDN and JDN and certain shareholders of DDR were filed by DDR under cover of Form 8-K on Wednesday, October 9, 2002. The merger agreement and form of voting agreements are incorporated by reference into this filing.

Additional Information concerning the Merger and Where You can Find It

DDR will be filing a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN with the SEC. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

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